

June 17, 2011

<u>Via Facsimile</u>
Mr. Matthew S. Stadler
Chief Financial Officer
Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017

      Re: Cohen & Steers, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 16, 2011
             Form 10-Q for the Fiscal Quarter Ended March 31, 2011
             Filed May 10, 2011
             File No. 001-32236

Dear Mr. Stadler:

      We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>

<u>Liquidity and Capital Resources, page 22</u>

1.   We note that you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided income taxes. To the extent applicable and material, please revise future annual and quarterly filings to address the following:
   - Disclose the amount of cash and cash equivalents and short-term investments held by foreign subsidiaries as of each balance sheet date;
   - Discuss the potential tax implications if such funds are needed for your operations in the U.S.; and

- Discuss your intent to permanently reinvest these funds outside the U.S.

Critical Accounting Policies and Estimates, page 23

Goodwill and Intangible Assets, page 24

2. In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:
   - Identify the reporting unit.
   - The percentage by which fair value exceeds carrying value as of the most recent step-one test.
   - The amount of goodwill allocated to the reporting unit.
   - A description of the assumptions that drive the estimated fair value.
   - A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
   - Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

   If you have determined that estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K. Additionally, please revise annual filings to disclose when you test your goodwill and indefinite-lived intangible assets for impairment.

Financial Statements, page F-1

General

3. Please revise future annual filings to include geographic information as provided in FASB ASC 280-10-50-41.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief